UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission — “CNV”) dated June 9, 2014 regarding a relevant matter.

Buenos Aires, June 9th, 2014

Messrs.

Comisión Nacional de Valores

Ref.: Relevant notice – Pledge amendment – further information regarding our filing dated November 14th, 2013

I am writing to you as President of Nortel Inversora S.A. (“Nortel”), to inform you that, on June 9th 2014, Telecom Italia SpA. and Telecom Italia International N.V. have signed an amendment of the financial guarantee to protect fulfillment of the contractual obligations of the buyer of Telecom Italia’s entire controlling interest in Telecom Argentina.

In particular, the pledge granted by Fintech as part of the agreements for the transfer of control of Telecom Argentina on American Depositary Shares representing Nortel Inversora S.A. “Preferidas B” class shares, was replaced by a pledge on Telecom Argentina S.A. American Depositary Shares representing class B ordinary shares, in a number equivalent to an initial market value of approximately USD 109 million based on the average price in the preceding 15 days.

The economic value of the guarantee remains unchanged, as do all the remaining terms and conditions of the agreements signed in November 2013.

Sincerely yours,

/s/ Patrizio Graziani

By: Nortel Inversora S.A.
Patrizio Graziani
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 9, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations